UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 August 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2012 INTERIM RESULTS

Six months ended 30 June	2012	2011	Change
	€ m	€ m
Sales revenue	8,588	8,166	Up 5%
EBITDA*	568	574	Down 1%
Operating profit (EBIT)*	184	184	No change
Profit on disposals	196	19	+€177m
Finance costs, net	(145)	(120)	-€25m
Associates' results, net of impairment	(118)	12	-€130m
Profit before tax	117	95	Up 23%
	€ cent	€ cent
Basic earnings per share	14.4	10.7	Up 35%
Dividend per share	18.5	18.5	No change

*  EBIT (earnings before interest and tax) and EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges)  exclude profit on disposals and CRH's share of associates' profit after tax.

Trading results reflect a positive start to the year for our Americas operations which benefited from favourable early weather conditions and a generally firmer tone in construction markets in the United States.  In Europe however, trading was adversely impacted by very severe weather conditions in February, and by deteriorating confidence as uncertainty continued regarding Eurozone economic issues.

- Sales revenue of €8.6 billion, €0.4 billion ahead of 2011 including favourable translation of €0.3 billion

- EBITDA of €568 million, in line with May 2012 guidance; close to first half 2011

- Good first half progress in the Americas with sales up 20% to €4.0 billion and EBITDA up 26% to €216 million; in Europe sales were down 5% to €4.6 billion and EBITDA reduced 13% to €352 million.

- Profit on disposals of €196 million reflects disposal of Secil and of our German access control business

- Share of associates' results amounts to a loss of €118 million (2011: profit of €12 million), after impairment charge of €130 million (2011: €11 million)

- Profit before tax, excluding impairment charges and disposals, down 45% to €52 million

- Dividend per share maintained at 18.5c

- Total development spend of €256 million (2011: €163 million) on 18 acquisitions and investments

- Cumulative annualised savings of €2.1 billion from cost savings initiatives implemented since 2007

- Net debt of €3.9 billion at end-June - in line with June 2011; balance sheet one of strongest in sector

Myles Lee, Chief Executive, said today:

"Problems in the Eurozone, which have intensified over the past six months, continue to erode consumer and business confidence in the wider European economy. In the Americas, current trends suggest that the benign early weather in the United States has resulted in some pull-forward of construction demand, while after good early momentum, the pace of economic growth has tempered over recent months.  Against this backdrop, we expect that EBITDA for the year as a whole will be similar to last year's level.

Across the Group, we are advancing further our cost and efficiency programmes, adjusting our cost base in response to evolving market demand. In addition, in the face of ongoing margin pressures, sharpening our commercial focus remains a key priority. We continue to optimise our cash generation capacity through close attention to working capital management and capital expenditure, while also maintaining our strong and flexible balance sheet."

Announced Tuesday, 14 August 2012

2012 INTERIM RESULTS

OVERVIEW

Trading results for the first half of 2012 reflect a positive start to the year for our Americas operations which benefited from favourable early weather conditions and a generally firmer tone in construction markets in the United States. In Europe however, trading was adversely impacted by very severe weather conditions in February, and by deteriorating confidence as uncertainty continued regarding Eurozone economic issues.

Overall sales revenue for the period of €8.6 billion was €422 million ahead of 2011, with favourable exchange rate movements, particularly the stronger US Dollar versus the euro, contributing €305 million of the increase.  On a like-for-like basis, excluding the impact of acquisitions, divestments and translation, underlying sales were broadly in line with 2011, with an 8% increase in the Americas offset by a 5% decline in Europe.

EBITDA of €568 million was close to 2011 (€574 million) and in line with the guidance provided in our May 2012 AGM Interim Management Statement. Exchange rate movements had a positive €10 million impact on the EBITDA outcome. While our Americas businesses delivered margin progress in all three business segments, in Europe margin improvement in our Materials segment was more than offset by declines in the Products and Distribution segments.  EBITDA is stated after charges of €22 million (2011: €16 million) related to our on-going cost reduction programme and includes pension restructuring gains of €21 million (2011: €19 million).

Depreciation and amortisation charges amounted to €384 million (2011: €390 million), including impairment charges of €1 million (2011: €7 million) relating to subsidiaries and joint ventures. First-half operating profit (EBIT) was in line with last year at €184 million.

With a worsening macro-economic outlook for Spain together with a less positive forecast for Spanish construction activity in the medium term, and in the context of restructuring measures currently being implemented by the company, we have recorded an impairment charge of €130 million in respect of our investment in our 26% associate Uniland; this charge has been included in the Group's reported share of associates' results and brings total impairment charges to €131 million for the period (2011: €18 million including associates).

With the benefit of the significant profit on disposals during the period, primarily the sale of our 49% stake in the Secil joint venture in Portugal and of our Magnetic Autocontrol access control systems business,  both profit before tax at €117 million (2011: €95 million) and basic earnings per share at 14.4c (2011: 10.7c) increased compared with 2011.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' results after tax is included as a single line item in arriving at Group profit before tax.

Note 3 on page 18 analyses the key components of first half 2012 performance.

DIVIDEND

The Board has decided to maintain the 2012 interim dividend at last year's level of 18.5c per share.  It is proposed to pay the interim dividend on 19 October 2012 to shareholders registered at the close of business on 24 August 2012.  A scrip dividend alternative will be offered to shareholders.

COST REDUCTION PROGRAMME

Our ongoing cost reduction initiatives delivered incremental savings of €50 million in the first half of 2012; this brings cumulative annualised savings under the cost reduction programme to €2.1 billion since 2007, of which over 40% is permanent in nature. With the continued weakness in key European markets, we are responding with a further programme of adjustments to our European cost base. These are focused on opportunities which will generate sustainable savings and which will enhance our competitive position in the light of current market conditions.

Costs incurred in implementing the savings amounted to €22 million (2011: €16 million) in the first half, bringing the cumulative total cost of implementation of the programme to €450 million. With the new initiatives currently being finalised, the full year spend will be ahead of earlier expectations.

DEVELOPMENT AND PORTFOLIO REVIEW

Total acquisition spend in the first half of 2012 amounted to €256 million (2011: €163 million) on a total of 18 bolt-on transactions which are expected to contribute annualised sales of approximately €260 million, of which €81 million has been reflected in our Interim 2012 results.

Five transactions were completed by our Europe operations, including a significant addition in Germany to our RMI-oriented Shutters & Awnings business and two acquisitions by our Construction Accessories business which expand its footprint in Southeast Asia and strengthen its existing business in the UK. The Distribution business added six builders merchanting outlets in the Netherlands, and our Materials Division also invested further in its associate in China.

In the US, the Materials Division completed ten bolt-on transactions across its operations, adding 47 million tonnes of strategically-located aggregates reserves. Our Architectural Products business expanded its national packaged products operations with two acquisitions adding plants in Texas, Louisiana and Florida, and also strengthened its masonry operations in the Northeast with an acquisition in Rhode Island.

In May 2012 the Group completed the divestment of its 49% stake in Portuguese cement producer Secil realising total proceeds, including debt released, of €0.6 billion. As part of our ongoing portfolio review, Europe Products sold Magnetic Autocontrol, which is headquartered in Germany and supplies vehicle and pedestrian access control systems, in April. Total proceeds from completed disposals (including sales of property, plant and equipment) in the six months amounted to €761 million.

FINANCE

Net finance costs of €145 million for the period were higher than last year (2011: €120 million) reflecting the impact of the new bond financing completed in January this year and also the effect of the stronger US dollar. The interim effective tax rate (tax charge as a % of pre-tax profit) has been estimated, as in prior years, based on the current expectations of the full year tax charge; there is no net tax impact in 2012 from the impairment charges of €131 million and the profits of €183 million on disposal of subsidiaries/joint ventures.

Net debt of €3,915 million at 30 June 2012 was in line with the figure reported at end-June 2011 and also reflected the impact of the stronger US dollar; at constant exchange rates the net debt figure was approximately €370 million lower than end-June 2011. In line with the normal seasonal pattern of the Group's trading, net debt increased by €432 million during the six month period; however, operating cash outflow at €909 million was lower than the corresponding period in 2011 (€978 million) as the Group's continued focus on working capital management delivered a €70 million improvement in the first-half cash flow.

The Group remains in a very strong financial position with €1,120 million of cash and cash equivalents at end-June; 98% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 97% of which mature after more than one year. Undrawn committed facilities at end-June amounted to €1,768 million.

The combination of strong debt metrics, significant liquidity, and a well-balanced profile of debt maturities over the coming years means that CRH continues to have one of the strongest balance sheets in the sector.

OUTLOOK

Problems in the Eurozone, which have intensified over the past six months, continue to erode consumer and business confidence in the wider European economy. As a result we expect that like-for-like sales for our European operations in the second half will show a higher rate of decline than the 5% fall reported for the first half of the year.

In the Americas, current trends suggest that the benign early weather in the United States has resulted in some pull-forward of construction demand, while after good early momentum, the pace of economic growth has tempered over recent months.  As a result, we expect that the rate of like-for-like sales growth for the Americas in the second half will be well below the level of 8% reported in the first half of 2012.

Against this backdrop, and with additional restructuring costs as we make further adjustments to our European cost base, we expect, subject to normal seasonal weather patterns and no major financial or energy market dislocations and with the benefits of a stronger US Dollar, that EBITDA for the year as a whole will be similar to last year's level (2011: €1,656 million).

Across the Group, we are advancing further our cost and efficiency programmes, adjusting our cost base in response to evolving market demand. In addition, in the face of ongoing margin pressures, sharpening our commercial focus remains a key priority. We continue to optimise our cash generation capacity through close attention to working capital management and capital expenditure, while also maintaining our strong and flexible balance sheet.

EUROPE MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	1,334	1,337	-3	+7	+44	-49	-	-5
EBITDA*	+11%	166	149	+17	+27	+8	-12	-2	-4
Op.profit*	+32%	83	63	+20	+29	+4	-8	-2	-3
EBITDA/sales		12.4%	11.1%
Op.profit/sales		6.2%	4.7%
*EBITDA and operating profit exclude profit on disposals Gains from trading CO2 were €23 million (2011: €22 million)					Restructuring costs amounted to €6 million (2011: €4 million) No impairment charges were incurred (2011: € nil)

Reported results above include the benefit of pension restructuring gains (€21 million versus €3 million in first-half 2011). The commentary that follows excludes the impact of this and CO2  trading.

After a slow start, which saw very harsh February weather conditions with extremely low temperatures across continental Europe, overall activity recovered to leave like-for-like sales volumes 2% lower than last year. Average price increases of 2% were slightly behind the level required to recover input cost increases. However, with improved operational efficiency and the benefits of the new cement kiln in Ukraine, underlying margins were stable, a positive outcome given the general market backdrop in both west and east Europe.

Development activity in the period included further investment in our associate Yatai Building Materials as it continued to expand its presence in northeastern China. The trading impact of acquisitions shown above reflects the incremental impact of acquisitions completed during 2011 (mainly VVM in Belgium). The divestments column reflects the disposal in May 2012 of our 49% stake in Portuguese cement business Secil, and also the impact of the sale in September 2011 of our Premier Periclase seawater magnesia business in Ireland.

Central and Eastern Europe

In Poland, strong commercial action and project activity in our market areas resulted in a cement volume decline of just 2% in a weaker overall market. Our aggregates and concrete volumes were also lower than last year. Some price improvement was achieved which, combined with a more favourable mix and good cost control, resulted in operating profit being similar to 2011. In Ukraine, underlying cement volumes increased by 28%. With the benefits of lower running costs at the new kiln and higher prices, operating profit was well ahead of 2011.

Switzerland, Finland, Benelux

Construction activity in Switzerland was severely impacted in the first quarter by very adverse weather conditions and our cement volumes fell by 25%. Conditions improved in the second quarter with cement volumes only slightly below the corresponding period last year, and overall volumes in the first half were 13% lower than 2011. Operating profit declined. Following good growth in Finland in 2011, construction activity in 2012 has as expected been somewhat softer; overall our cement volumes were 5% lower than last year with similar trends in our downstream businesses. While the benefits of on-going cost reduction programmes mitigated the volume impact somewhat, operating profit declined. In the Benelux , our readymixed concrete and aggregates business in the Netherlands was adversely impacted by poor early weather and very weak markets; in an increasingly competitive environment underlying operating profit was lower than 2011. VVM, the Belgian cement grinding and readymixed business acquired in August 2011, has traded somewhat below expectations, but overall profits for the Benelux were ahead.

Ireland, Spain

Our operations in these countries which are both facing austerity measures continued to face very challenging market conditions. In Ireland , construction activity again fell sharply, and while we continued to focus on cost reduction, trading was negatively impacted by a 7-week strike in our cement operations and our outturn deteriorated. In Spain , construction activity saw further declines across all sectors and results were lower than 2011.

Eastern Mediterranean, Asia

In Turkey, while domestic cement volumes in our 50%-joint venture in the Aegean region were 6% lower than 2011, export volumes improved, and this, combined with improved average prices, resulted in higher operating profit for the period. In southern India, sales volumes in our 50%-joint venture increased as the business continued to expand its market reach; while selling prices also advanced, higher input costs resulted in operating profit in line with 2011. In
China, a weaker demand environment saw cement volumes fall by over 20% in the northeastern region, where our wholly-owned and 26%-associate operations are located. However, with good commercial management and operating cost control, profits were maintained.

EUROPE PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-11%	1,251	1,408	-157	-73	+50	-143	-	+9
EBITDA*	-28%	90	125	-35	-38	+6	-	-2	-1
Op.profit*	-43%	34	60	-26	-40	+5	+6	+4	-1
EBITDA/sales		7.2%	8.9%
Op.profit/sales		2.7%	4.3%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €5 million (2011: €3 million) Impairment charges of €1 million were incurred (2011: €7 million)

Construction activity in most of our main markets was adversely impacted by very severe weather in the early months and by deteriorating confidence as uncertainty continues about the Eurozone economic difficulties, with the Netherlands (which accounts for approximately one-quarter of total sales) most affected.  Reported results for the period also reflect the non-recurrence of pension restructuring gains (2012: €nil; 2011: €16 million); in the commentary below, references to changes in operating results exclude this impact.

Europe Products saw like-for-like sales decline by 5% in the first half of the year; with a weaker performance in France and a significant decline in the Benelux. Following a relatively strong start to the year in Germany, activity slowed in the second quarter. While good control was maintained over costs, margins were under pressure in very competitive markets and overall operating profit declined. In response, further adjustments to our cost base are being implemented.

Development spend during the period amounted to €139 million, with the main transaction being the expansion of our Shutters & Awnings business in April with the acquisition of Alulux Erhardt in Germany. The divestments column reflects the impact in 2012 of the disposal in the first half of 2011 of our Insulation and Climate Control businesses and of the sale of Magnetic Autocontrol in April 2012.

Concrete Products

The extremely cold weather across northern Europe in February had a major impact on trading in the early months of 2012 (in sharp contrast to first half 2011 which benefited from very mild winter conditions), and this, combined with weak consumer sentiment and the impact of government austerity measures, resulted in slower activity in the Netherlands. While activity improved in Denmark, our concrete operations in Germany and France saw declines. Operating profit for the period was significantly lower than first half 2011.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence and by the reductions in government and municipal spending in the Netherlands. In Germany, we saw some reduction in private demand for our landscaping products, with a step-back from some business segments due to credit concerns. Overall revenues and profits were lower than 2011. Our Structural operations also reported sales and operating profit declines with the very weak Dutch residential market being the main factor. While trading in France was weak, Denmark saw a continuation of the improving demand trend which commenced in 2011. Within central and eastern Europe, activity in Poland was relatively good, with an increased focus on higher margin products and on cost reduction helping the outturn.

Clay Products

In the UK new residential and RMI activity appears to be slowing again against the backdrop of weaker economic trends and industry brick volumes were 6% behind 2011. Higher average prices largely offset the impact of lower volumes at Ibstock, with margins and operating profit broadly similar to 2011. In Mainland Europe although our main market in the Netherlands was very challenging, operating profits improved due to our restructuring and cost reduction programme. In Poland selling prices and volumes were under pressure in very competitive markets. Overall with the benefit of lower restructuring costs Clay operating results were ahead of 2011.

Building Products

Our Construction Accessories business, which is the market leader in Western Europe, saw the impact of economic uncertainty across its operations as well as a slowing in some of its export markets. With lower volumes and continuing pressure on margins, operating profit was behind 2011. The Outdoor Security business, specialising in entrance control and perimeter protection solutions, showed a mixed picture. Fencing continues to experience weak volumes and strong competition, resulting in a lower operating profit outcome. Our Shutters & Awnings business benefited from the acquisition of Alulux Erhardt during the period and profits were well ahead of 2011.

EUROPE DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-5%	1,984	2,081	-97	-152	+23	-	-	+32
EBITDA*	-26%	96	129	-33	-38	+1	-	+2	+2
Op.profit*	-35%	60	93	-33	-37	+1	-	+2	+1
EBITDA/sales		4.8%	6.2%
Op.profit/sales		3.0%	4.5%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (2011: €3 million) No impairment charges were incurred (2011: €nil)

Our Distribution business was impacted by declines in market activity in both Netherlands and Switzerland (each of which accounts for approximately 30% of Distribution sales), with a somewhat more resilient performance in Germany (c.20% of sales); this weaker economic backdrop, combined with the very adverse weather conditions in the early months of the year, resulted in a fall of 7% in overall like-for-like sales in the first half of 2012. Despite strong cost control and our ongoing focus on commercial excellence and procurement optimisation, overall margins and profits declined.

In June 2012 we strengthened our builders merchants network in the east of the Netherlands with the acquisition of Wijck's Afboumaterialen, a merchant of finishing products with six outlets servicing the needs of specialist contractors.

Professional Builders Merchants

With 425 locations in six countries, Professional Builders Merchants has strong market positions in all its regions.  Overall operating profit for this business fell in 2012.

Our Benelux business saw a significant decline in sales compared with the first half of 2011, reflecting the further declines in Dutch residential activity as uncertainty continues over the fiscal treatment of mortgage interest combined with the impact of weak consumer sentiment; operating profit was also significantly lower.

Our operations in Switzerland were also impacted by the very severe weather in addition to pricing pressures as a result of the strength of the Swiss Franc; despite the roll-out of various excellence programmes margins and profits were lower.

Sales levels in France, Germany and Austria held up better in the first quarter but lower levels of business and consumer confidence in these core Eurozone countries contributed to some moderation in the second quarter and resulted in a decline in sales and operating profits for the half year.

Sanitary, Heating and Plumbing ("SHAP")

Our SHAP operations comprise a total of 103 branches in three countries serving the growing RMI focused sanitary, heating and plumbing market. We see this business, which currently has annualised sales of over €300 million, as a platform for further growth.

Our branches in Germany and Switzerland continued to deliver improved sales and operating profits, while overall results for the period benefited from the inclusion of the three Belgian acquisitions completed in 2011.

DIY

Our DIY platform in Europe operates a network of 241 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal.

In the Netherlands, consumer confidence, which started to deteriorate during 2011, has remained very weak, resulting in lower sales in the first half.  In very competitive markets margins were under pressure and operating profit declined.

In Belgium our network of 19 stores reported stable sales but improved operating profit.

Operating profit for Bauking's 47-store DIY network in Germany fell on a slight decline in sales, as margin pressure more than offset a continued strong focus on costs.

The economic environment in Portugal worsened and trading results declined.

AMERICAS MATERIALS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+21%	1,869	1,546	+323	+134	+61	-	-	+128
EBITDA*	+25%	74	59	+15	+7	+8	-	-5	+5
Op.loss*	+8%	(67)	(73)	+6	+15	+2	-	-5	-6
EBITDA/sales		4.0%	3.8%
Op.loss/sales		-3.6%	-4.7%
* EBITDA and operating loss exclude profit on disposals						Restructuring costs were €9 million (2011: €4 million) No impairment charges were incurred (2011: €nil)
Americas Materials reported a positive start to the year. While benign weather conditions contributed to very strong volume increases in the seasonally less active early months, the pace of growth moderated as expected through May and June. Overall for the first half, like-for-like sales revenue was 8% ahead of last year; with the incremental benefits from acquisitions, US dollar sales increased by 12%, while US dollar EBITDA was 14% ahead of 2011 and the seasonal operating loss was reduced by 15%.

Americas Materials completed ten bolt-on acquisitions in the first half of 2012 with a total spend of €48 million, increasing vertical integration in a number of key markets and strengthening our aggregates positions through the addition of 47 million tonnes of reserves.

Energy and Other Costs:
The price of bitumen, a key component of asphalt mix, rose by 11% in first-half 2012.  The cost of diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 4% and 3% respectively in the first half of this year. However with lower natural gas costs this year, the price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, reduced by 5%.  Against this backdrop and with on-going cost reduction and price improvement initiatives our overall margins improved.

Aggregates:
Like-for-like volumes increased by 8%, with total volumes including acquisitions up 10%.  Average like-for-like prices increased by 1%, and although gains in efficiency partly offset higher fuel and other costs, unit production costs increased by 3% and operating margin was slightly lower. However, with higher volumes, profitability was ahead of last year.

Asphalt:
Like-for-like volumes were 6% higher than in 2011. Including acquisitions, volumes were 11% ahead. Unit cost increased by 4% with higher bitumen cost more than offsetting the benefit of greater recycled asphalt usage and lower energy costs. A strong commercial focus delivered a like-for-like asphalt price increase of 5% and an improvement in overall margin.

Readymixed Concrete:
Volumes increased by 7% on a like-for-like basis with total volumes including acquisitions up 11%. Average selling prices increased by 2% on a like-for-like basis and, with cost per unit maintained in line with last year, margins improved.

Paving and Construction Services:
While sales revenue increased in line with activity across our various product lines, margins were lower due to continued competition for infrastructure projects.

Regional Performance

East

This region comprises operations in 22 states, and is organised into four divisions; the most important states in the region are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. Overall operating profit results were ahead of last year as the Central and Mid-Atlantic divisions reported good improvements. With markets remaining weak in the Southeast, sales were lower, although the operating result was in line with 2011 as restructuring initiatives positively impacted performance. Results in our Northeast region were in line with 2011.

West

This region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Overall profitability was in line with 2011. The Mountain West division benefited from good demand and results improved. In our Northwest division profitability was lower in intensely competitive markets, while the Central West volume improvements were offset by pressure on margins and overall results were slightly behind  2011.

AMERICAS PRODUCTS

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+19%	1,435	1,208	+227	+114	+21	-	-	+92
EBITDA*	+26%	122	97	+25	+15	+2	-	+1	+7
Op.profit*	+81%	65	36	+29	+24	+1	-	+1	+3
EBITDA/sales		8.5%	8.0%
Op.profit/sales		4.5%	3.0%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs of €1 million were incurred (2011: €2 million) No impairment charges were incurred (2011: €nil)
Americas Products also benefited from the good early weather, with overall like-for-like sales 9% ahead compared with 2011. Higher sales, together with the benefit of on-going cost reduction initiatives, resulted in a significant improvement in first half US dollar operating profit to US$84 million (2011: US$51 million).

During the first half of 2012 three bolt-on transactions were completed at a combined cost of €42 million. The Architectural Products group expanded its national packaged products operations with two acquisitions adding plants in Texas, Louisiana and Florida.  An acquisition in Rhode Island strengthened our masonry operations in the Northeast.

Precast Products

Our
Precast
business supplies precast, prestressed and polymer concrete products with water, electrical and telephone utilities being major customers. This business started the year strongly, benefiting from benign weather conditions in the first quarter and from stronger underlying demand across all of its product range. Underlying sales for the half-year were 19% ahead of 2011. Markets in the West have continued to improve and the cost savings measures implemented in previous years yielded good margin progress as volumes increased. Our utilities enclosures business reported further improvements in profitability, while our traditional precast activities also reported higher margins. Overall Precast operating profit was well ahead of last year.

Architectural Products

Our Architectural Products business supplies a wide range of concrete masonry and hardscape products, packaged products, clay brick, fencing and lightweight aggregates to the construction industry, with the DIY and professional RMI segments being significant end-users. This business also benefited from the good early weather, although the rate of growth moderated in the second quarter. Like-for-like sales for the half year were ahead of 2011 with strong growth in the West region offsetting somewhat weaker performances in the Northeast and the Midwest.  Our Canada business, continuing the trend noted in the second half of last year experienced slowing demand. With the benefit of the cost reduction and rationalisation measures implemented in recent years, together with the noted volume improvement, overall profits for the Architectural Products business increased.

BuildingEnvelope™

Activity for this group is driven primarily by demand in the non-residential construction sector. Despite challenging market conditions, we were able to increase US Dollar sales by 14% in our traditional Architectural Glass and Storefront business. With higher volumes and prices, and continued focus on tight cost controls and improved processes, operating profit and margin in this business increased. Our Engineered Glazing Systems business, which had held up well as large projects were completed last year, was impacted by a pause in large project work, current project backlogs are well ahead of last year but, US Dollar sales for the half year were down 14% and with margins under pressure, operating results fell sharply. Overall operating profit for the BuildingEnvelope™ business was lower than 2011.

South America

Our Argentina operations saw improvements in volumes but pressure on margins in very competitive markets offset the volume impact at an operating profit level. In a more stable economic climate in Chile, our operations continued to report progress. Overall, sales were higher and operating profit in our South American operations was slightly ahead of 2011.

AMERICAS DISTRIBUTION

	%	Six months ended 30 June		Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+22%	715	586	+129	+28	+52	-	-	+49
EBITDA*	+33%	20	15	+5	+4	-	-	-	+1
Op.profit*	+80%	9	5	+4	+5	-1	-	-	-
EBITDA/sales		2.8%	2.6%
Op.profit/sales		1.3%	0.9%
*EBITDA and operating profit exclude profit on disposals					No restructuring or impairment costs were incurred (2011: €nil)
Americas Distribution, trading as Allied Building Products (Allied), reported good sales and profit growth in the first half of 2012, with like-for-like sales almost 5% ahead of 2011. Activity levels in both segments of our business improved and gross margins and operating profit were ahead.

The acquisitions column above reflects the pick-up in development activity in 2011 following three years of curtailed spending. The largest transaction in 2011, the acquisition of United Products, a 15-branch exterior distributor headquartered in Minnesota, and with branches in Minnesota, Wisconsin, North and South Dakota and Nebraska, was completed in December. Given its geographical footprint, United's trading is heavily biased towards the second half of the year.

Throughout the first half of 2012, Allied has continued its programme of purchasing, logistics and pricing initiatives thereby increasing efficiency, control and profitability. The main focus has been on margin recovery, with the roll-out of new pricing optimisation software and the development and strengthening of the TriBuilt proprietary label brand through more targeted merchandising. These ongoing initiatives have benefited 2012 operating results.

Exterior Products

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years.

Markets in the East division (and in particular New Jersey, New York, New England, Ohio and Michigan) were stronger than the West markets. Overall the Exterior Products division recorded underlying sales growth and a good advance in operating profit for the year. While the inclusion of United has contributed incremental sales, as noted above due to the seasonal patterns of this business, the profit impact is, as expected, not material in the half year.

Interior Products

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US.

The new construction market remains at historically low activity levels; shipments of wallboard, a good barometer of market activity, were up c.8% in Allied's market areas. Sales and operating performance continued to improve, with our improved cost base and the consolidation of smaller and underperforming locations.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	8,588	8,166	18,081
Cost of sales	(6,328)	(6,039)	(13,179)
Gross profit	2,260	2,127	4,902
Operating costs	(2,076)	(1,943)	(4,031)
Group operating profit	184	184	871
Profit on disposals	196	19	55
Profit before finance costs	380	203	926
Finance costs	(139)	(120)	(262)
Finance income	8	12	33
Other financial expense	(14)	(12)	(28)
Group share of associates' (loss)/profit after tax	(118)	12	42
Profit before tax	117	95	711
Income tax expense (estimated at interim)	(12)	(17)	(114)
Group profit for the financial period	105	78	597

Profit attributable to:
Equity holders of the Company	104	76	590
Non-controlling interests	1	2	7
Group profit for the financial period	105	78	597

Earnings per Ordinary Share
Basic	14.4c	10.7c	82.6c
Diluted	14.4c	10.7c	82.6c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 30 June		Year ended 31 December
	2012 Unaudited € m	2011 Unaudited € m	2011 Audited € m

Group profit for the financial period	105	78	597

Other comprehensive income
Currency translation effects	194	(404)	107
Actuarial (losses)/gains on Group defined benefit pension obligations	(157)	12	(278)
Gains/(losses) relating to cash flow hedges	1	(3)	(7)
Tax on items recognised directly within other comprehensive income	27	(3)	58
Net income/(expense) recognised directly within other comprehensive income	65	(398)	(120)
Total comprehensive income for the financial period	170	(320)	477

Attributable to:
Equity holders of the Company	170	(319)	470
Non-controlling interests	-	(1)	7
Total comprehensive income for the financial period	170	(320)	477

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 June 2012	As at 30 June 2011	As at 31 December 2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,640	8,409	8,936
Intangible assets	4,524	4,092	4,488
Investments accounted for using the equity method	843	857	948
Other financial assets	238	160	239
Derivative financial instruments	150	132	181
Deferred income tax assets	218	358	290
Total non-current assets	14,613	14,008	15,082

Current assets
Inventories	2,578	2,306	2,286
Trade and other receivables	3,382	3,221	2,663
Current income tax recoverable	8	104	8
Derivative financial instruments	50	31	24
Liquid investments	29	33	29
Cash and cash equivalents	1,120	1,054	1,295
Total current assets	7,167	6,749	6,305
Total assets	21,780	20,757	21,387

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	248	247	247
Preference share capital	1	1	1
Share premium account	4,087	4,019	4,047
Treasury Shares and own shares	(170)	(186)	(183)
Other reserves	180	156	168
Foreign currency translation reserve	76	(627)	(119)
Retained income	5,997	6,206	6,348
	10,419	9,816	10,509
Non-controlling interests	35	75	74
Total equity	10,454	9,891	10,583

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,964	4,269	4,463
Derivative financial instruments	7	57	20
Deferred income tax liabilities	1,348	1,602	1,492
Trade and other payables	200	144	204
Retirement benefit obligations	793	378	664
Provisions for liabilities	255	242	252
Total non-current liabilities	7,567	6,692	7,095

Current liabilities
Trade and other payables	3,198	3,037	2,858
Current income tax liabilities	154	156	201
Interest-bearing loans and borrowings	285	851	519
Derivative financial instruments	8	15	10
Provisions for liabilities	114	115	121
Total current liabilities	3,759	4,174	3,709
Total liabilities	11,326	10,866	10,804
Total equity and liabilities	21,780	20,757	21,387

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

For the financial period ended 30 June 2012 (unaudited)

At 1 January 2012	248	4,047	(183)	168	(119)	6,348	74	10,583
Group profit for period	-	-	-	-	-	104	1	105
Other comprehensive income	-	-	-	-	195	(129)	(1)	65
Total comprehensive income	-	-	-	-	195	(25)	-	170
Issue of share capital	1	40	-	-	-	-	-	41
Share-based payment
- share option schemes	-	-	-	5	-	-	-	5
- Performance Share Plan	-	-	-	7	-	-	-	7
Treasury/own shares reissued	-	-	13	-	-	(13)	-	-
Share option exercises	-	-	-	-	-	4	-	4
Business disposal	-	-	-	-	-	-	(32)	(32)
Dividends	-	-	-	-	-	(317)	(4)	(321)
Acquisition of non-controlling interests	-	-	-	-	-	-	(3)	(3)
At 30 June 2012	249	4,087	(170)	180	76	5,997	35	10,454
For the financial period ended 30 June 2011 (unaudited)

At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
Group profit for period	-	-	-	-	-	76	2	78
Other comprehensive income	-	-	-	-	(401)	6	(3)	(398)
Total comprehensive income	-	-	-	-	(401)	82	(1)	(320)
Issue of share capital	3	104	-	-	-	-	-	107
Share-based payment
- share option schemes	-	-	-	4	-	-	-	4
- Performance Share Plan	-	-	-	5	-	-	-	5
Treasury/own shares reissued	-	-	13	-	-	(13)	-	-
Share option exercises	-	-	-	-	-	4	-	4
Dividends	-	-	-	-	-	(312)	(5)	(317)
Acquisition of non-controlling interests	-	-	-	-	-	(1)	(2)	(3)
At 30 June 2011	248	4,019	(186)	156	(627)	6,206	75	9,891

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - continued

Attributable to the equity holders of the Company
			Treasury		Foreign
Issued		Share	Shares/		currency		Non-
share		premium	own	Other	translation	Retained	controlling	Total
capital		account	shares	reserves	reserve	income	interests	equity
€ m		€ m	€ m	€ m	€ m	€ m	€ m	€ m

For the financial year ended 31 December 2011 (audited)

At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
Group profit for 2011	-	-	-	-	-	590	7	597
Other comprehensive income	-	-	-	-	107	(227)	-	(120)
Total comprehensive income	-	-	-	-	107	363	7	477
Issue of share capital	3	132	-	-	-	-	-	135
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	12	-	-	-	12
Treasury/own shares reissued	-	-	16	-	-	(16)	-	-
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(445)	(9)	(454)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	(2)	(2)
Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	117	95	711
Finance costs (net)	145	120	257
Group share of associates' (loss)/profit after tax	118	(12)	(42)
Profit on disposals	(196)	(19)	(55)
Group operating profit	184	184	871

Depreciation charge	363	369	742
Amortisation of intangible assets	21	21	43
Share-based payment expense	12	9	21
Other movements	(27)	(84)	(109)
Net movement on working capital and provisions	(638)	(710)	(211)
Cash generated from operations	(85)	(211)	1,357
Interest paid (including finance leases)	(151)	(128)	(239)
(Increase)/decrease in liquid investments	(1)	2	4
Corporation tax paid	(58)	(50)	(96)
Net cash (outflow)/inflow from operating activities	(295)	(387)	1,026

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	655	342	442
Interest received	8	12	32
Dividends received from associates	9	12	20
Purchase of property, plant and equipment	(314)	(294)	(576)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(202)	(130)	(507)
Other investments and advances	(10)	(8)	(24)
Deferred and contingent acquisition consideration paid	(15)	(11)	(21)
Net cash inflow/(outflow) from investing activities	131	(77)	(634)

Cash flows from financing activities
Proceeds from exercise of share options	4	4	6
Acquisition of non-controlling interests	(3)	(3)	(11)
Increase in interest-bearing loans, borrowings and finance leases	546	257	101
Net cash flow arising from derivative financial instruments	(16)	(74)	(63)
Repayment of interest-bearing loans, borrowings and finance leases	(285)	(124)	(552)
Dividends paid to equity holders of the Company	(276)	(205)	(310)
Dividends paid to non-controlling interests	(4)	(5)	(9)
Net cash outflow from financing activities	(34)	(150)	(838)

Decrease in cash and cash equivalents	(198)	(614)	(446)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of period	1,295	1,730	1,730
Translation adjustment	23	(62)	11
Decrease in cash and cash equivalents	(198)	(614)	(446)
Cash and cash equivalents at end of period	1,120	1,054	1,295

RECONCILIATION OF OPENING TO CLOSING NET DEBT

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m

Net debt at beginning of period	(3,483)	(3,473)	(3,473)
Increase/(decrease) in liquid investments	1	(2)	(4)
Debt in acquired companies	(26)	(11)	(47)
Debt in disposed companies	106	50	50
Increase in interest-bearing loans, borrowings and finance leases	(546)	(257)	(101)
Net cash flow arising from derivative financial instruments	16	74	63
Repayment of interest-bearing loans, borrowings and finance leases	285	124	552
Decrease in cash and cash equivalents	(198)	(614)	(446)
Mark-to-market adjustment	3	(2)	(18)
Translation adjustment	(73)	169	(59)
Net debt at end of period	(3,915)	(3,942)	(3,483)

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1   Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34
Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group's annual consolidated financial statements in respect of the year ended 31 December 2011.

The results include the proportionate consolidation of joint ventures in the Group's condensed consolidated interim financial statements, while the Group's share of associates' result after tax is included as a single line item in arriving at Group profit before tax.

The accounting policies and methods of computation employed in the preparation of the condensed consolidated interim financial statements are the same as those employed in the preparation of the most recent annual consolidated financial statements in respect of the year ended 31 December 2011.

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of new IFRSs and/or IFRICs

There are no new IFRSs and/or IFRICs effective for the first time for this interim period that have had a material impact on the Group.

Impairment

The Group performed a review of indicators of impairment relating to goodwill during the period.

The carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. An impairment charge of €1 million has been recorded in the six months ended 30 June 2012 (H1 2011: €7 million).

In addition, an impairment charge of €130 million relating to associates has been included in the Group's reported share of associates' result after tax (H1 2011: €11 million).

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors have a reasonable expectation that CRH plc (the Company), and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, the Directors continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements.

2 Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the consolidated income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period ended
	Six months ended 30 June		Year ended 31 December	30 June		31 December
euro 1 =	2012	2011	2011	2012	2011	2011
US Dollar	1.2965	1.4038	1.3922	1.2590	1.4453	1.2939
Pound Sterling	0.8225	0.8682	0.8679	0.8068	0.9025	0.8353
Polish Zloty	4.2459	3.9527	4.1212	4.2488	3.9903	4.4580
Ukrainian Hryvnya	10.4330	11.1920	11.1202	10.2462	11.5548	10.3752
Swiss Franc	1.2048	1.2696	1.2326	1.2030	1.2071	1.2156
Canadian Dollar	1.3040	1.3710	1.3763	1.2871	1.3951	1.3215
Argentine Peso	5.6983	5.6898	5.7508	5.7362	5.9389	5.5746
Turkish Lira	2.3361	2.2091	2.3388	2.2834	2.3500	2.4432
Indian Rupee	67.5963	63.1718	64.9067	70.1200	64.5620	68.7130
Chinese Renminbi	8.1901	9.1785	8.9968	8.0011	9.3416	8.1588

3 Key Components of Performance for the First Half of 2012

€ million	Revenue	EBITDA*	Operating profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

H1 2011 as reported	8,166	574	184	19	(120)	12	95
Exchange effects	305	10	(6)	-	(6)	-	(12)
H1 2011 at H1 2012 rates	8,471	584	178	19	(126)	12	83
Incremental impact in 2012 of:
- 2011/2012 acquisitions	251	25	12	-	(5)	-	7
- 2011/2012 divestments	(192)	(12)	(2)	174	3	-	175
- Restructuring costs (i)	-	(6)	(6)	-	-	-	(6)
- Impairment charges (i)	-	-	6	-	-	(119)	(113)
- Ongoing operations	58	(23)	(4)	3	(17)	(11)	(29)
H1 2012	8,588	568	184	196	(145)	(118)	117
% change v. H1 2011	+5%	-1%	-				+23%

(i)     Restructuring costs amounted to €22 million in 2012 (H1 2011: €16 million), resulting in an incremental cost in 2012 of €6 million. Total impairment charges for the first half of 2012 were €131 million (H1 2011: €18 million).

4 Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the tables on page 19, the Group's operations exhibit a high degree of seasonality; for example, first-half EBITDA* in the 2011 financial year accounted for 35% of the EBITDA* reported for the full year in the 2011 Annual Report.

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

5 Segmental Analysis of Revenue, EBITDA*, Operating Profit and Total Assets

	Six months ended 30 June - Unaudited				Year ended 31 December -Audited
	2012		2011		2011
	€ m	%	€ m	%	€ m	%
Revenue
Europe Materials	1,334	15.5	1,337	16.4	2,985	16.5
Europe Products	1,251	14.6	1,408	17.2	2,648	14.6
Europe Distribution	1,984	23.1	2,081	25.5	4,340	24.0
Americas Materials	1,869	21.8	1,546	18.9	4,395	24.3
Americas Products	1,435	16.7	1,208	14.8	2,378	13.2
Americas Distribution	715	8.3	586	7.2	1,335	7.4
	8,588	100	8,166	100	18,081	100

Share of joint ventures	317		359		707
EBITDA*
Europe Materials	166	29.3	149	26.0	436	26.3
Europe Products	90	15.8	125	21.7	194	11.8
Europe Distribution	96	16.9	129	22.5	267	16.1
Americas Materials	74	13.0	59	10.3	530	32.0
Americas Products	122	21.5	97	16.9	164	9.9
Americas Distribution	20	3.5	15	2.6	65	3.9
	568	100	574	100	1,656	100

Share of joint ventures	45		52		113
Depreciation and amortisation
Europe Materials	83		86		172
Europe Products	56		65		128
Europe Distribution	36		36		77
Americas Materials	141		132		266
Americas Products	57		61		122
Americas Distribution	11		10		20
	384		390		785

Share of joint ventures	23		27		53
Operating profit
Europe Materials	83	45.1	63	34.2	264	30.3
Europe Products	34	18.5	60	32.6	66	7.6
Europe Distribution	60	32.6	93	50.6	190	21.8
Americas Materials	(67)	(36.4)	(73)	(39.7)	264	30.3
Americas Products	65	35.3	36	19.6	42	4.8
Americas Distribution	9	4.9	5	2.7	45	5.2
	184	100	184	100	871	100

Share of joint ventures	22		25		60
Profit on disposals
Europe Materials	140		-		14
Europe Products	45		12		20
Europe Distribution	-		1		7
Americas Materials	11		6		14
	196		19		55

Share of joint ventures	-		1		2

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

5   Segmental Analysis of Revenue, EBITDA*, Operating Profit and Total Assets - continued

Six months ended 30 June - Unaudited					Year ended 31 December - Audited
	2012		2011		2011
	€ m	%	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 19)	184		184		871
Profit on disposals	196		19		55
Profit before finance costs	380		203		926
Finance costs (net)	(145)		(120)		(257)
Group share of associates' (loss)/profit after tax	(118)		12		42
Profit before tax	117		95		711

Total assets
Europe Materials	4,033	21.0	4,536	25.2	4,582	24.9
Europe Products	2,683	14.0	2,578	14.3	2,415	13.1
Europe Distribution	2,443	12.8	2,438	13.5	2,297	12.5
Americas Materials	6,516	34.1	5,508	30.6	5,915	32.2
Americas Products	2,555	13.4	2,261	12.5	2,337	12.8
Americas Distribution	894	4.7	707	3.9	827	4.5
	19,124	100	18,028	100	18,373	100
Reconciliation to total assets as reported in the condensed consolidated balance sheet:
Investments	843		857		948
Other financial assets	238		160		239
Derivative financial instruments	200		163		205
Income tax assets	226		462		298
Liquid investments	29		33		29
Cash and cash equivalents	1,120		1,054		1,295
Total assets	21,780		20,757		21,387

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the 2011 Annual Report. There have been no changes to either basis during the six months ended 30 June 2012. Inter- segment revenue is not material.

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

6 Earnings per Ordinary Share
The computation of basic, diluted and cash earnings per share is set out below:

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Group profit for the financial period	105	78	597
Profit attributable to non-controlling interests	(1)	(2)	(7)
Numerator for basic and diluted earnings per Ordinary Share	104	76	590
Amortisation of intangible assets	21	21	43
Impairment of financial assets	130	11	11
Depreciation charge	363	369	742
Numerator for cash earnings per Ordinary Share (i)	618	477	1,386

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	720.0	711.2	714.4
Effect of dilutive potential Ordinary Shares (share options)	0.4	0.8	0.3
Denominator for diluted earnings per Ordinary Share	720.4	712.0	714.7

Earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	14.4c	10.7c	82.6c
- diluted	14.4c	10.7c	82.6c
- basic, excluding impairment charges and profit on disposals	5.4c	10.5c	79.4c

Cash earnings per Ordinary Share (i)	85.8c	67.1c	194.0c

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

7

Net Debt

		As at 30 June		As at 31 December
		2012	2011	2011
		Unaudited	Unaudited	Audited
Net debt		€ m	€ m	€ m
Non-current assets	Derivative financial instruments	150	132	181
Current assets	Derivative financial instruments	50	31	24
	Liquid investments	29	33	29
	Cash and cash equivalents	1,120	1,054	1,295
Non-current liabilities	Interest-bearing loans and borrowings	(4,964)	(4,269)	(4,463)
	Derivative financial instruments	(7)	(57)	(20)
Current liabilities	Interest-bearing loans and borrowings	(285)	(851)	(519)
	Derivative financial instruments	(8)	(15)	(10)
Total net debt		(3,915)	(3,942)	(3,483)
Group share of joint ventures' net debt included above		(76)	(109)	(148)

Gross debt, net of derivatives, matures as follows:
Within one year		243	835	505
Between one and two years		1,318	192	543
Between two and five years		1,871	2,082	2,609
After five years		1,632	1,920	1,150
		5,064	5,029	4,807

7 Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30 June		As at 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Within one year	133	715	135
Between one and two years	114	254	237
Between two and five years	1,521	52	1,538
After five years	-	25	28
	1,768	1,046	1,938

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)  Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 30 June 2012 the ratio was 6.7 times (30 June 2011: 7.6 times).

(2)  Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2012 minimum net worth (as defined) was €11.8 billion (2011: €11.5 billion).

8 Net Finance Costs

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Finance costs	139	120	262
Finance income	(8)	(12)	(33)
Other financial expense	14	12	28
Total net finance costs	145	120	257

The overall total is analysed as follows:

Net finance costs on interest-bearing cash and cash equivalents, loans and borrowings	134	118	237
Net credit re change in fair value of derivatives	(3)	(10)	(8)
Net pension-related finance cost	4	2	7
Charge to unwind discount on provisions/deferred consideration	10	10	21
Total net finance costs	145	120	257
Group share of joint ventures' net finance costs included above	3	3	6

9 Taxation

The taxation expense for the interim period is an estimate based on the current expected full year tax rate.

10 Summarised Cash Flow

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
Inflows	€ m	€ m	€ m
Profit before tax	117	95	711
Depreciation	363	369	742
Amortisation of intangibles	21	21	43
	501	485	1,496

Outflows
Working capital outflow	(636)	(706)	(161)
Tax paid	(58)	(50)	(96)
Dividends (before scrip dividend)	(317)	(312)	(445)
Capital expenditure	(314)	(294)	(576)
Other	(85)	(101)	(192)
	(1,410)	(1,463)	(1,470)

Operating cash (outflow)/inflow	(909)	(978)	26

Acquisitions and investments	(256)	(163)	(610)
Proceeds from disposals	761	392	492
Share issues (including scrip dividend)	45	111	141
Translation	(73)	169	(59)
Increase in net debt	(432)	(469)	(10)

11 Acquisitions

The principal acquisitions completed during the period ended 30 June 2012 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Products: Germany: Alulux Erhardt (4 April); Malaysia: Moment Group (24 April, also Singapore, Philippines and India); United Kingdom: Anchor Bay Construction Products (4 January).

Europe Distribution: the Netherlands: Wijck's Afbouwmaterialen (11 June).

Americas Materials: Colorado: Mud Creek reserves (17 February); DeBeque reserves (5 March) and Otter Creek (23 March); Delaware: Heritage JV (50%, 30 January, also Maryland and Pennsylvania); Nebraska: Omni Engineering (2 March) and KMG Partners (20 March); North Carolina: Rhodes Brothers Paving (13 January); Texas: Knife River (30 March); West Virginia: the assets of Alcon (23 February) and Arrow Construction (15 June).

Americas Products: Florida: Corbitt Manufacturing Company (5 June, also Louisiana and Texas); Rhode Island: Park Avenue Cement Block (24 February); Texas: packaged products assets of TXI (16 April).

The following table analyses the 17 acquisitions (2011: 21 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments (excluding adjustments to provisional values allocated to acquisitions completed in 2011 as detailed on page 26):

	Six months ended 30 June - Unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2012	2011	2012	2011	2012	2011
			€ m	€ m	€ m	€ m
Europe Materials	-	2	-	14	-	35
Europe Products	3	3	66	4	143	9
Europe Distribution	1	2	3	-	6	2
Americas Materials	10	10	17	16	43	98
Americas Products	3	2	9	5	43	24
Americas Distribution	-	2	-	2	-	4
	17	21	95	41	235	172

11 Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

Six months ended 30 June			Year ended 31 December
2012		2011	2011
Unaudited		Unaudited	Audited
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	52	119	339
Intangible assets	55	3	29
Deferred income tax assets	7	-	2
Total non-current assets	114	122	370
Current assets
Inventories	38	12	53
Trade and other receivables (i)	40	23	62
Cash and cash equivalents	18	3	24
Total current assets	96	38	139

Liabilities
Non-current liabilities
Deferred income tax liabilities	(13)	(3)	(29)
Provisions for liabilities (stated at net present cost)	-	-	(14)
Non-current interest-bearing loans and borrowings and finance leases	-	(11)	(33)
Total non-current liabilities	(13)	(14)	(76)
Current liabilities
Trade and other payables	(31)	(14)	(49)
Provisions for liabilities (stated at net present cost)	-	-	(1)
Current income tax liabilities	(3)	-	-
Current interest-bearing loans and borrowings and finance leases	(26)	-	(14)
Total current liabilities	(60)	(14)	(64)

Total identifiable net assets at fair value	137	132	369
Goodwill arising on acquisition (ii)	100	46	207
Excess of fair value of identifiable net assets over consideration paid (ii)	-	(2)	(5)
Non-controlling interests*	-	-	2
Total consideration	237	176	573

Consideration satisfied by:
Cash payments	220	133	531
Deferred consideration (stated at net present cost)	9	30	14
Contingent consideration (iii)	8	13	28
Total consideration	237	176	573

Net cash outflow arising on acquisition
Cash consideration	220	133	531
Less: cash and cash equivalents acquired	(18)	(3)	(24)
Total	202	130	507

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

11 Acquisitions - continued

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €41 million (H1 2011: €25 million). The fair value of these receivables is €40 million, (all of which is expected to be recoverable) (H1 2011: €23 million), and is inclusive of an aggregate allowance for impairment of €1 million (H1 2011: €2 million).

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing Group entities; these items do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €78 million

(H1 2011: €37 million) of the goodwill recognised in respect of acquisitions completed in the first half of 2012 is expected to be deductible for tax purposes.

(iii)The fair value of contingent consideration recognised at date of acquisition is €8 million, arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition date. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €1 million to €14 million. There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2011.

Acquisition-related costs
Acquisition-related costs amounting to €1 million (H1 2011: €1 million) have been included in operating costs in the condensed consolidated income statement.

Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial periods.

Book to fair value reconciliation
The carrying amounts (i.e. book values) of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows (unaudited):

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	43	72	-	(1)	114
Current assets	89	-	1	6	96
Non-current liabilities	-	(12)	(1)	-	(13)
Current liabilities	(51)	-	(1)	(8)	(60)
Identifiable net assets acquired	81	60	(1)	(3)	137
Goodwill arising on acquisition (see (ii) above)	154	(60)	1	5	100
Total consideration	235	-	-	2	237

The post-acquisition impact of acquisitions completed during the period on Group profit for the financial period was not material. The revenue and profit of the Group determined in accordance with IFRS for the period ended 30 June
2012 would not have been materially different than reported on page 10 if the acquisition date for all business combinations completed during the period had been as of the beginning of that period.

11 Acquisitions - continued

None of the acquisitions completed during the financial period or subsequent to the balance sheet date was individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

12   Business and non-current asset disposals

Proceeds and profit from disposals
The following table provides an analysis of the proceeds and profit on disposals for the six months ended 30 June 2012 and 30 June 2011 (unaudited):

Disposal of subsidiaries and joint ventures	Disposal of associate investments	Disposal of other non-current assets	Total
2012	2011	2012	2011	2012	2011	2012	2011
€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (net of cash disposed)	614	178	-	128	41	36	655	342
Profit	183	9	-	-	13	10	196	19

Disposal of subsidiaries and joint ventures
This relates principally to the disposal in May 2012 of our 49% investment in our Portuguese joint venture Secil (which was part of the Europe Materials segment) to our former joint venture partner, Semapa, following the ruling of the Arbitral Tribunal in Paris. As disclosed in our 2011 Annual Report, Semapa initiated legal proceedings in November 2011 to appeal against this ruling and this continues to be the case. No provision has been made in respect of these proceedings in the numbers shown below. In April 2012 the Group also disposed of the Magnetic Autocontrol business in Germany which was part of Europe Products.

Six months ended 30 June 2012 Unaudited € m
Assets/(liabilities) disposed at net carrying amount:
-non-current assets	607
-working capital and provisions	42
-cash and cash equivalents	35
-current and deferred tax	(79)
-non-controlling interests	(32)
-interest bearing loans and borrowings	(106)
-pension liabilities	(14)
Net assets disposed	453
Proceeds from disposal (net of disposal costs)	649
Reclassification of currency translation effects on disposal	13
Profit on disposals	183

Net cash inflow arising on disposal
Cash proceeds	649
Less: cash and cash equivalents disposed	(35)
Total	614

13 Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the six-month period.

Financial assumptions

Other than the following changes in the discount rates, the financial assumptions employed in the valuation of scheme assets and liabilities are largely unchanged from those disclosed in the 2011 Annual Report:

	Six months ended 30 June		Year ended 31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
	%	%	%
Eurozone	4.10	5.65	5.00
Britain and Northern Ireland	4.70	5.50	4.70
Switzerland	2.20	2.85	2.35
United States	3.90	5.45	4.60

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - Unaudited
	Assets		Liabilities		Net liability
	2012	2011	2012	2011	2012	2011
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	1,878	1,815	(2,542)	(2,289)	(664)	(474)
Translation adjustment	30	(13)	(39)	21	(9)	8
Disposals	(15)	-	29	-	14	-
Employer contributions paid	30	82	-	-	30	82
Employee contributions paid	8	7	(8)	(7)	-	-
Benefit payments	(49)	(48)	49	48	-	-
Actual return on scheme assets	61	20	-	-	61	20
Current service cost	-	-	(24)	(23)	(24)	(23)
Interest cost on scheme liabilities	-	-	(51)	(52)	(51)	(52)
Actuarial (loss)/gain arising on:
- experience variations	-	-	-	(1)	-	(1)
- changes in assumptions	-	-	(171)	43	(171)	43
Settlement/curtailment	(2)	-	23	19	21	19
At 30 June	1,941	1,863	(2,734)	(2,241)	(793)	(378)
Related deferred tax asset					159	78
Net pension liability					(634)	(300)

14   Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2011 Annual Report that could have a material impact on the financial position or performance of the Group in the first six months of 2012.

15 Statutory Accounts and Audit Opinion

         The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company's auditors. Full statutory accounts for the year ended 31 December 2011 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

16   Other

			Year ended
	Six months ended 30 June		31 December
	2012	2011	2011
	Unaudited	Unaudited	Audited
EBITDA* interest cover (times) -six months to 30 June -rolling 12 months	3.9 5.9	4.8 7.0	- 6.4
EBIT** interest cover (times) -six months to 30 June -rolling 12 months	1.3 3.1	1.5 3.2	- 3.4
Net dividend paid per share (euro cent)	44.0c	44.0c	62.5c
Net dividend declared for the period (euro cent)	18.5c	18.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)	0.8x	0.6x	1.3x
Commitments to purchase property, plant and equipment:	€m	€ m	€ m
- Contracted for but not provided in the financial statements	254	332	198
Market capitalisation at period-end (euro m)	10,912	10,940	11,043
Total equity at period-end (euro m)	10,454	9,891	10,583
Net debt (euro m)	3,915	3,942	3,483
Net debt as a percentage of market capitalisation	36%	36%	32%
Net debt as a percentage of total equity	37%	40%	33%

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of associates' profit after tax.

17 Board Approval

This announcement was approved by the Board of Directors of CRH plc on 13 August 2012.

18 Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2012 dividend will be posted to shareholders on Thursday, 6 September 2012.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4) (c) (ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group's operations and the Group's decentralised organisational structure, are as follows:

Economic, strategic and operational

-    CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand  for the Group's products in areas affected by adverse weather conditions. The Group's financial performance may also be negatively impacted by declines in governmental funding programmes (largely for infrastructure), unfavourable swings in fuel and other commodity/raw material prices and by lowered sovereign creditworthiness and related austerity measures. The adequacy and timeliness of management response to unfavourable events is critical.

-    As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

-    CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully. Existig products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.

-    Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

-    CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.

-    Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Financial and reporting

-    CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, and credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of the heightened uncertainties, in particular in the Eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

-    CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

-    In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

-    CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

- Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

-    Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the Public Company Accounting Oversight Board (PCAOB), and as such, investors may be deprived of the benefits of PCAOB inspections.  As a public company, our auditors are required by U.S. law to undergo regular PCAOB inspections to assess their compliance with U.S. law and professional standards in connection with their audits of financial statements filed with the SEC. Under Irish law, the PCAOB is currently unable to inspect and evaluate the audit work and quality control procedures of auditors in Ireland. Accordingly investors who rely on our auditors' audit reports are deprived of the benefits of PCAOB inspections of auditors.

Compliance and regulatory

-    CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased on-going remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

-    CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

As demonstrated by CRH's proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report as set out in the 2011 Annual Report.

RESPONSIBILITY STATEMENT

The directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1) the condensed consolidated unaudited financial statements for the six months ended 30 June 2012, have been prepared in accordance with International Accounting Standard 34
Interim Financial Reporting,  the accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2012;

2) the interim management report includes a fair review of:

I. the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;
II. the principal risks and uncertainties for the remaining six months of the financial year;
    III.   any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period;  and

    IV.   any changes in the related parties' transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Myles Lee	Chief Executive

Maeve Carton	Finance Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 14 August 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director